Filed by Marshall & Ilsley Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company: Marshall & Ilsley Corporation (Commission File No. 1-15403)

The press release was issued by Marshall & Ilsley Corporation on September 20, 2007.

News Release	Marshall & Ilsley Corporation 770 North Water Street Milwaukee, WI 53202 414 765-7700 Main 414 298-2921 Fax mibank.com

For Release:	Immediately

Contact:	Randall J. Erickson Marshall & Ilsley Corporation 414 765-7809

MARSHALL & ILSLEY CORPORATION ANNOUNCES RECORD DATE

AND MEETING DATE FOR SPECIAL SHAREHOLDER MEETING

Milwaukee, Wis. – Sept. 20, 2007 – Marshall & Ilsley Corporation (NYSE: MI) (M&I) announced today that a special meeting of its shareholders will be held at 10:00 a.m. (CDT) on October 25 at its Milwaukee headquarters, 770 North Water Street. The purpose of the special meeting is to consider and vote upon a proposal to approve the previously announced transaction whereby M&I would split Marshall & Ilsley Corporation and Metavante Corporation into independent public companies. Holders of record of M&I common stock as of September 19,

2007, the record date for the special meeting, are entitled to notice of and to vote at the special meeting.

M&I received a favorable private letter ruling from the Internal Revenue Service concerning the transaction on September 12, 2007. In addition, the applicable Hart-Scott-Rodino waiting period expired on July 24, 2007. Assuming the satisfaction of all remaining closing conditions, M&I expects to complete the transaction in the fourth quarter of 2007.

The Marshall & Ilsley Corporation Board of Directors has unanimously recommended that shareholders vote to approve the transaction.

Marshall & Ilsley Corporation (NYSE: MI) is a diversified financial services corporation headquartered in Milwaukee, Wis., with $58.3 billion in assets. Founded in 1847, M&I Marshall & Ilsley Bank is the largest Wisconsin-based bank, with 192 offices throughout the state. In addition, M&I has 49 locations throughout Arizona; 30 offices along Florida’s west coast and in central Florida; 16 offices in Kansas City and nearby communities; 22 offices in metropolitan Minneapolis/St. Paul, and one in Duluth, Minn.; three offices in Tulsa, Okla.; and one office in Las Vegas, Nev. M&I’s Southwest Bank subsidiary has 17 offices in the greater St. Louis area. Metavante Corporation, a wholly owned subsidiary, provides a full array of technology products and services for the financial services industry. On April 3, 2007, Marshall & Ilsley Corporation announced its plans to split Metavante Corporation and Marshall & Ilsley Corporation into independent publicly traded companies. M&I also provides trust and investment management, equipment leasing, mortgage banking, asset-based lending, financial planning, investments, and insurance services from offices throughout the country and on the Internet (www.mibank.com or www.micorp.com). M&I’s customer-based approach, internal growth, and strategic acquisitions have made M&I a nationally recognized leader in the financial services industry.

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In connection with the proposed transaction, Metavante Holding Company has filed a registration statement on Form S-4 (Registration No. 333-143143) with the Securities and Exchange Commission (SEC), which was declared effective on September 14, 2007. The registration statement contains a definitive proxy statement/prospectus-information statement, which will be mailed to stockholders of M&I on or about September 24, 2007. Investors are urged to carefully read the definitive proxy statement/prospectus-information statement and any other relevant documents filed with the SEC because they contain important information.

Investors will be able to get the definitive proxy statement/prospectus-information statement and all relevant documents filed by M&I, Metavante Holding Company or New M&I Corporation with the SEC free of charge at the SEC’s website www.sec.gov or from M&I Shareholder Relations at 770 North Water Street, Milwaukee, Wisconsin 53202, (414) 765-7700. The directors, executive officers and other members of management and employees of M&I may be deemed to be participants in the solicitation of proxies from its shareholders in favor of the transactions. Information concerning persons who may be considered participants in the solicitation of M&I’s shareholders under the rules of the SEC is set forth in public filings filed by M&I with the SEC and are set forth in the definitive proxy statement/prospectus-information statement. Information concerning M&I’s participants in the solicitation is contained in M&I’s proxy statement on Schedule 14A, filed with the SEC on December 13, 2005, on March 13, 2007 and in the definitive proxy statement/prospectus-information statement when it becomes available.